UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

On August 18, 2020, Vedanta Limited (the “Company”) received a letter from The New York Stock Exchange (the “NYSE”) indicating that the Company is not in compliance with the NYSE’s continued listing requirements under Section 802.01E of the NYSE Listed Company Manual as a result of its failure to timely file its Annual Report on Form 20-F for the year ended March 31, 2020 (its “Annual Report”).

The NYSE’s letter informed the Company that it can regain compliance with the NYSE’s continued listing requirements by filing its Annual Report within six months of its filing due date, which was July 31, 2020. If the Company fails to file the Annual Report by such deadline, the NYSE may grant, in its sole discretion, a further extension of up to six additional months for the Company to regain compliance, depending on the specific circumstances. The NYSE’s letter indicates that the NYSE may commence suspension and delisting proceedings at any time during the period that is available to complete the filing, if circumstances warrant.

As previously disclosed in the Company’s Form 12b-25 filed with the SEC on July 31, 2020, the reason for the Company’s delay in filing its Annual Report is the impact of the COVID-19 pandemic on the Company’s operations and business. The Company’s operations and business have experienced disruptions due to the unprecedented conditions surrounding the spread of COVID-19 throughout India and globally. These disruptions include the nationwide lockdown implemented by the Government of India in late March 2020, restrictions on travel, suggested and mandated quarantines and work-from-home orders. As a result, the Company has had limited access to its facilities and the Company’s management has been required to devote the majority of its time and resources to responding to the COVID-19 pandemic, which in turn has delayed the completion of the Company’s preparation of its Annual Report on Form 20-F for the year ended March 31, 2020.

The NYSE letter has no impact on the Company’s business operations. The Company continues to work diligently to complete and file its Annual Report as promptly as possible.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2020	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer